November 2, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Beverly Singleton

Jean Yu

Jenny O’Shanick

Asia Timmons-Pierce

Re:	Chavant Capital Acquisition Corp.

Amendment No. 1 to
Registration Statement on Form S-4
Filed on August 11, 2023
File No. 333-271197

Ladies and Gentlemen:

On behalf of our client, Chavant Capital Acquisition Corp., a Cayman Islands company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated September 7, 2023. In connection with such responses, the Company will submit, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (File No. 333-271197) (the “Registration Statement”). The Registration Statement, as amended by the first amendment to the Registration Statement, filed on August 11, 2023 (“Amendment No. 1”), and by Amendment No. 2, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4
Cover page

1.	We note you deleted the legend required by Item 501(b)(10) of Regulation S-K. Please revise to include this legend.

Response: The Company has revised the cover page of the Amended Registration Statement to include the legend required by Item 501(b)(10) of Regulation S-K.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Loss Per Share, page 136

2.	We note your revisions made in response to prior comment 16. Please further reconcile the table at the bottom of page 137 with respect to the share numbers shown in the line items for Assumed Options and RSUs and Employee Stock Purchase Plan with the related share numbers disclosed on page 24. We note that the total potentially dilutive common share equivalents as totaled in the tables on pages 24 and 137 differ and such difference appears attributable to these two aforementioned line items. Please revise or advise.

Response: The Company has revised the tables on pages 24 and 25 and 144 of the Amended Registration Statement to conform the amounts for the line items for Assumed Options and RSUs and the Employee Stock Purchase Plan in each table.

Material U.S. Federal Income Tax Considerations, page 193

3.	We note your response to prior comment 29 and reissue our comment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: With respect to the U.S. federal income tax consequences of the Domestication, and in response to the Staff’s comment, each of (i) the Question and Answer on page 16 of the Amended Registration Statement, (ii) the risk factor on pages 88-89 of the Amended Registration Statement, (iii) the section titled “Material U.S. Federal Income Tax Considerations – U.S. Holders – Tax Effects of the Domestication on U.S. Holders -- Generally” on pages 202-203 of the Amended Registration Statement and (iv) the section titled “Additional Information—Legal Matters”  has been updated to provide that it is the opinion of Simpson Thacher & Bartlett LLP (based on, and subject to, the qualifications and limitations set forth in the opinion included as Exhibit 8.1 to the Amended Registration Statement) that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). The section titled “Material U.S. Federal Income Tax Considerations – U.S. Holders – Tax Effects of the Domestication on U.S. Holders -- Generally” was previously updated in Amendment No. 1 in response to the Staff’s comment No. 29. A form of opinion of Simpson Thacher & Bartlett LLP has been included as Exhibit 8.1 to the Amended Registration Statement, providing that both (i) it is the opinion of Simpson Thacher & Bartlett LLP (based on, and subject to, the qualifications and limitations set forth therein) that the Domestication should qualify as an F Reorganization and (ii) the disclosure contained in the Amended Registration Statement in the section titled “Material U.S. Federal Income Tax Considerations” constitutes the opinion of Simpson Thacher & Bartlett LLP insofar as it expresses conclusions as to the application of U.S. federal income tax law.

For the avoidance of doubt and for the reasons noted in our response to the Staff’s prior comment No. 29, neither the tax disclosure in the Amended Registration Statement nor the above-referenced opinion of Simpson Thacher & Bartlett LLP included as Exhibit 8.1 to the Amended Registration Statement discusses, or opines on, the intended or expected U.S. federal income tax treatment of the Merger, which, as noted previously, is a transaction that is separate and apart from the Domestication and which is not relevant in respect of the U.S. federal income tax consequences to the security holders of Chavant with respect to the Transaction, given that such security holders are not further exchanging any of their interests of Chavant solely in connection with the Merger.

Outstanding Equity Awards at 2022 Fiscal Year-End, page 262

4.	Refer to footnote two of Outstanding Equity Awards at 2022 Fiscal Year-End table. Please revise to discuss your 2020 Key Employee Stock Option Plan or clarify whether footnote two should refer to your 2020 Key Employee Equity Incentive Plan, described on page 258, instead.

Response: The Company has revised page 274 of the Amended Registration Statement to reference the 2020 Key Employee Equity Incentive Plan in footnote two of the Outstanding Equity Awards at 2022 Fiscal Year-End table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Mobix Labs

Liquidity and Capital Resources, page 273

5.	We note your disclosure on F-85 that a note having a principal balance of $344,000 matured in June 2022. This appears inconsistent with your disclosure on page 273 that a $0.4 million note has “a maturity date within the next 12 months.” Please advise or revise.

Response: The Company has revised the Amended Registration Statement on page 286 to disclose that a $0.3 million promissory note with a related party bears interest at 18.0% per year and has reached its maturity date and is currently due, which is consistent with the disclosure on page F-88 under the heading “Notes Payable – Related Parties”.

6.	We note your disclosure on F-86 that you issued additional convertible notes having a principal amount of $250,000 in January 2023. Please revise to discuss this note.

Response: The Company has revised page 285 of the Amended Registration Statement to discuss the convertible note having a principal amount of $0.3 million issued in January 2023.

Index to Financial Statements

Chavant Capital Acquisition Corp., page F-1

7.	Given that Chavant, an SEC filer, has now filed its Form 10-Q for the quarter ended June 30, 2023, please provide updated interim financial statements and related disclosures for Chavant as required by Rule 8-08 of Regulation S-X and Item 14(e) of Form S-4.

Response: The Company has revised the Amended Registration Statement to include the interim financial statements and related disclosures for the quarter ended June 30, 2023 required by Rule 8-08 of Regulation S-X and Item 14(e) of Form S-4.

8.	In the next amendment, please comply with the financial statement updating requirements for Mobix Labs and EMI Solutions. In this regard, please provide updated unaudited interim financial statements of Mobix Labs for the nine months ended June 30, 2023 and 2022, along with audited financial statements of EMI Solutions for the years ended June 30, 2023 and 2022. Further, Selected Historical and Pro Forma Financial Data, Unaudited Pro Forma Condensed Combined Financial Information, MD&A of both Chavant and Mobix Labs, and related financial information should also be updated accordingly to the most recent financial statement period. Refer to Rule 8-08 of Regulation S-X and Item 17 of Form S-4.

Response: The Company has revised the Amended Registration Statement to include each of the following and the related disclosures: (i) the interim financial statements of Mobix Labs for the nine months ended June 30, 2023 and 2022, (ii) the audited financial statements of EMI Solutions for the years ended June 30, 2023 and 2022 and (iii) updated selected historical and pro forma financial data, unaudited pro forma condensed combined financial information and MD&A of both Chavant and Mobix Labs to reflect the most recent financial statement period, as required by Rule 8-08 of Regulation S-X and Item 17 of Form S-4.

Note 6. Commitments and Contingencies

Business Combination Marketing Agreement, page F-17

9.	We have reviewed your response to prior comments 18 and 42 with respect to the $2.8 million marketing fee payable to the representatives in your IPO. We note disclosure on page 99 that under the business combination marketing agreement with the underwriters, the marketing fee is conditioned on the completion of an initial business combination and that on page 300 you disclose the marketing fee will become payable only if you consummate a business combination, and that if the business combination does not occur, you will not be required to pay these contingent fees. Given that the fees are contingently payable upon the condition of the business combination being consummated or services being rendered in connection therewith, please tell us and disclose how you have accounted for the $2.8 million marketing fee payable in your unaudited pro forma financial statements which reflect the business combination. To the extent no services have been provided by the underwriters with respect to this agreement, and thus, the contingent fee is not and will not become payable, please also disclose this fact.

Response: The Company confirms that the $2.8 million marketing fee is included in the estimated transaction costs of the Company that are reflected in Note 2, Adjustment G to the unaudited pro forma financial statements, which adjustment is described on page 142 of the Amended Registration Statement. The Company has revised its disclosure on page 142 of the Amended Registration Statement to disclose that the marketing fee of up to $2.8 million is included in such estimated transaction costs. It remains the Company’s view that Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”) have not provided the services relating to a business combination described in such section to date and that the Company has engaged only in informal and de minimis consultations with Roth and Craig-Hallum. The Company has recently engaged in discussions with Roth and Craig-Hallum regarding the marketing fee and any potential services that Roth and/or Craig-Hallum may provide, but these discussions are not complete.  The Company has revised the disclosure on pages 103 and 315 of the Amended Registration Statement to indicate that Roth and Craig-Hallum may be entitled to receive such marketing fee in an amount up to $2.8 million and that the Company has engaged in discussions with Roth and Craig-Hallum regarding such marketing fee that are not yet complete.

General

10.	Please tell us, with a view to disclosure, whether you have received notice from Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC or any other firm engaged in connection with Chavant’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: The Company advises that it has not received notice from Roth, Craig-Hallum or any other firm engaged with Chavant’s initial public offering about ceasing involvement in the Company’s transaction, including the business combination.

11.	We note your response to prior comment 44 that certain shareholders agreed to waive their redemption rights for no consideration. Please revise your disclosure.

Response: The Company has revised page 33 and 152 of the Amended Registration Statement to disclose that, while the Initial Shareholders have a financial interest in the completion of the Transaction, they did not receive specific consideration in exchange for their agreement to waive their redemption rights.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact John C. Ericson, Esq. at (212) 455-3520.

Very truly yours,

Simpson Thacher & Bartlett LLP

By:	/s/ John C. Ericson

John C. Ericson, Esq.

cc:	Jiong Ma, Chief Executive Officer